                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 1)(1)

                               CASH SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    14756B102
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                                 (CUSIP NUMBER)

                            033 ASSET MANAGEMENT, LLC
                           125 HIGH STREET, SUITE 1405
                           BOSTON, MASSACHUSETTS 02110
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           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICE AND COMMUNICATIONS)

                               - with copies to -

                           MICHAEL G. TANNENBAUM, ESQ.
                  TANNENBAUM HELPERN SYRACUSE & HIRSCHTRITT LLP
                          900 THIRD AVENUE - 13TH FLOOR
                            NEW YORK, NEW YORK 10022
                                 (212) 508-6700

                                DECEMBER 31, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

                  Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See
         Rule 13d-7(b) for other parties to whom copies are to be sent.

-----------------------
(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                            ----------------------
                               Page 1 of 7 Pages
                            ----------------------

------------------------------               -----------------------------------

CUSIP No. 14756B102                                  Page 2 of 7 Pages

------------------------------               -----------------------------------

--------- ----------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          033 ASSET MANAGEMENT, LLC
--------- ----------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A GROUP*                          (a)
                                                                         (b)
          INAPPLICABLE
--------- ----------------------------------------------------------------------

3.        SEC USE ONLY

--------- ----------------------------------------------------------------------
4.
          SOURCES OF FUNDS

          WC
--------- ----------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)

--------- ----------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE, USA
--------- ----------------------------------------------------------------------
    NUMBER OF       7.    SOLE VOTING POWER          0
     SHARES         ----- ------------------------------------------------------
   BENEFICIALLY     8.    SHARED VOTING POWER        0   --
     OWNED BY       ----- ------------------------------------------------------
       EACH         9.    SOLE DISPOSITIVE POWER     0
     REPORTING      ----- ------------------------------------------------------
    PERSON WITH     10.   SHARED DISPOSITIVE POWER   0
--------- ----------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
--------- ----------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES *

--------- ----------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     0%
--------- ----------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*

          IA
--------- ----------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 14756B102                                        Page 3 of 7 Pages
-----------------------------                         -------------------------

This Amendment No. 1 amends the Schedule 13D filed by the Reporting Person on or about December 29, 2004. The purpose of this Amendment is to reflect the sale of all the Shares owned by the Reporting Person. Only Item 5 reported herein is being amended. All other items remain unchanged.

ITEM 1  SECURITY AND ISSUER

         Title of Class of Securities

         Common stock $.001 par value per share (the "Shares")

         Name and Address of Issuer

         Cash Systems, Inc.
         3201 West County Road 42, Suite 106
         Burnsville, MN  55306

ITEM 2  IDENTITY AND BACKGROUND

         (a)  033 Asset Management, LLC (the "Manager")

         (b)  125 High Street, Suite 1405 Boston, Massachusetts 02110

         (c)  The Manager serves as an investment manager to investment vehicles.

         (d) - (e) During the last five years, neither the Manager nor any of its principals, nor any family members of principals of the Manager who own, directly or beneficially, shares of the Issuer, to the best of its, his or her knowledge, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  Delaware, USA

ITEM 3  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Manager is the investment manager of (i) 033 Growth Partners I, L.P., (ii)
033 Growth Partners II, L.P., (iii) Oyster Pond Partners, L.P. and (iv) 033
Growth International Fund, Ltd. (together, the "Funds"). The Manager caused the
Funds to purchase the Shares using their working capital.

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CUSIP No. 14756B102                                        Page 4 of 7 Pages
-----------------------------                         -------------------------

ITEM 4  PURPOSE OF TRANSACTION

         The Manager intends to evaluate the business and business prospects of the Issuer and its present and future interest in, and intentions with respect to, the Issuer, and in connection therewith may from time to time consult with management and other shareholders of the Issuer.

         Other than as described above, the Manager does not have any plans or proposals, which would result in any of the following:

         (a) the acquisition by any person of additional securities of the
Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the
Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure;

         (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

         (i) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) any action similar to any of those enumerated above.

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CUSIP No. 14756B102                                        Page 5 of 7 Pages
-----------------------------                         -------------------------

ITEM 5  INTEREST IN SECURITIES OF THE ISSUER

         (a)-(b) The Manager may have been deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the Shares owned by the Funds prior to their sale. The Manager disclaims any economic interest or beneficial ownership of the Shares which it may have had.

         (c) Item 5(c) is hereby amended and restated as follows:

-------------------- ------------------- ----------------- --------------------
Transaction Date            Bought            Sold          Price per Share ($)
-------------------- ------------------- ----------------- --------------------

-------------------- ------------------- ----------------- --------------------
January 24, 2006                               15,000               8.85
-------------------- ------------------- ----------------- --------------------
January 25, 2006                               25,500               8.84
-------------------- ------------------- ----------------- --------------------

-------------------- ------------------- ----------------- --------------------
February 3, 2006                               25,000               8.26
-------------------- ------------------- ----------------- --------------------
February 4, 2006                               5,100                8.29
-------------------- ------------------- ----------------- --------------------
February 7, 2006                               10,200               8.24
-------------------- ------------------- ----------------- --------------------
February 8, 2006                               1,700                8.19
-------------------- ------------------- ----------------- --------------------
February 9, 2006                               10,500               8.34
-------------------- ------------------- ----------------- --------------------
February 10, 2006                              3,500                8.45
-------------------- ------------------- ----------------- --------------------

-------------------- ------------------- ----------------- --------------------
March 10, 2006                                 25,400               8.02
-------------------- ------------------- ----------------- --------------------
March 10, 2006                                 50,000               8.09
-------------------- ------------------- ----------------- --------------------
March 11, 2006                                 56,200               7.98
-------------------- ------------------- ----------------- --------------------
March 14, 2006                                 32,200               8.07
-------------------- ------------------- ----------------- --------------------
March 15, 2006                                 5,100                7.91
-------------------- ------------------- ----------------- --------------------
March 17, 2006                                 75,000               7.47
-------------------- ------------------- ----------------- --------------------
March 18, 2006                                 37,900               7.50
-------------------- ------------------- ----------------- --------------------
March 18, 2006                                200,000               7.46
-------------------- ------------------- ----------------- --------------------
March 21, 2006                                 11,300               7.52
-------------------- ------------------- ----------------- --------------------
March 22, 2006                                 60,400               7.55
-------------------- ------------------- ----------------- --------------------
March 23, 2006                                 18,800               7.66
-------------------- ------------------- ----------------- --------------------
March 24, 2006                                 30,000               7.12
-------------------- ------------------- ----------------- --------------------

-------------------- ------------------- ----------------- --------------------
April 1, 2005                                  23,000               7.69
-------------------- ------------------- ----------------- --------------------
April 4, 2005                                 105,900               7.57
-------------------- ------------------- ----------------- --------------------
April 5, 2005                                   8,300               7.37
-------------------- ------------------- ----------------- --------------------
April 6, 2005                                  13,200               7.35
-------------------- ------------------- ----------------- --------------------
April 7, 2005                                  30,800               7.42
-------------------- ------------------- ----------------- --------------------
April 8, 2005                                  50,000               7.69
-------------------- ------------------- ----------------- --------------------
April 12, 2005                                  8,400               7.87
-------------------- ------------------- ----------------- --------------------

-----------------------------                         -------------------------
CUSIP No. 14756B102                                        Page 6 of 7 Pages
-----------------------------                         -------------------------

------------------- -------------- ----------------- ---------------------------
Transaction Date       Bought            Sold           Price per Share ($)
------------------- -------------- ----------------- ---------------------------

------------------- -------------- ----------------- ---------------------------
April 13, 2005                          25,000                  7.75
------------------- -------------- ----------------- ---------------------------
April 25, 2005                          4,500                   7.18
------------------- -------------- ----------------- ---------------------------
April 26, 2005                         137,100                  7.38
------------------- -------------- ----------------- ---------------------------

------------------- -------------- ----------------- ---------------------------
August 16, 2005                         20,000                  6.12
------------------- -------------- ----------------- ---------------------------
August 17, 2005                         20,000                  6.51
------------------- -------------- ----------------- ---------------------------
August 18, 2005                         10,000                  6.75
------------------- -------------- ----------------- ---------------------------
August 19, 2005                         5,000                   6.60
------------------- -------------- ----------------- ---------------------------
August 23, 2005                         2,500                   6.67
------------------- -------------- ----------------- ---------------------------
August 23, 2005                         6,800                   6.60
------------------- -------------- ----------------- ---------------------------
August 24, 2005                        157,000                  6.70
------------------- -------------- ----------------- ---------------------------
August 25, 2005                         5,000                   6.85
------------------- -------------- ----------------- ---------------------------
August 30, 2005                         3,500                   7.01
------------------- -------------- ----------------- ---------------------------
August 31, 2005                         2,500                   6.82
------------------- -------------- ----------------- ---------------------------

------------------- -------------- ----------------- ---------------------------
September 1, 205                        3,500                  6. 70
------------------- -------------- ----------------- ---------------------------
September 2, 205                        2,500                   6.77
------------------- -------------- ----------------- ---------------------------
September 6, 205                        50,000                  6.77
------------------- -------------- ----------------- ---------------------------

         (d)      None.

         (d)      Inapplicable.

         (e)      Inapplicable.

ITEM 6  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        SECURITIES OF THE ISSUER

                  None.

ITEM 7  MATERIAL TO BE FILED AS EXHIBITS

                  None.

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CUSIP No. 14756B102                                        Page 7 of 7 Pages
-----------------------------                         -------------------------

SIGNATURE
---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     February 14, 2006
                                                     ---------------------------
                                                         (Dated)

                                                     /s/ Lawrence C. Longo
                                                     ---------------------------
                                                        (Signature)

                                                     Chief Operating Officer
                                                     ---------------------------
                                                          (Title)